ITEM 77L Change in Accounting Principles and Practices

As required, effective January 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for SouthTrust U.S. Treasury Money Market Fund, SouthTrust Income Fund, SouthTrust Bond Fund, SouthTrust Alabama-Tax Free Income Fund, SouthTrust Value Fund and SouthTrust Growth Fund, which were materially impacted by this change.